Mail Stop 3561

May 14, 2007

Bruce Capra, Chief Executive Officer
Recycle Tech, Inc.
6890 West 44th Avenue #3
Wheat Ridge, Colorado 80033

>   **Re: Recycle Tech, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed April 19, 2007**
>   **File No. 333-142214**

Dear Mr. Capra:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

2. We note your statement in your Determination of Offering Price section that the "prices at which the selling stockholders may sell the shares will be determined by prevailing market prices for the shares at the time of sale or in negotiated transactions." Given that your stock is not quoted on the OTC Bulletin Board nor traded on an exchange, it is our position that the selling

security holders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $0.52. Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that your selling security holders will sell their shares at the initial offering price of $0.52 per share until the shares are traded on the OTC Bulletin Board or a national securities exchange, at which point the selling shareholders may sell the registered shares at the prevailing market price.

Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market.

3. Please provide the disclosure required by Item 506 of Regulation S-B.

Outside Front Cover Page of Prospectus

4. Please remove the final paragraph on your prospectus cover page.

5. We note you state that your common stock is "listed" on the Pink Sheets. Please revise, here and under Market Information on page 11, to state that your stock is "quoted" on the Pink Sheets.

Summary, page 5

6. In your Our Business subsection on page 5, you state that you have a website that is capable of sales. Please disclose the address of this website here or in your Business section.

Risk Factors, page 6

7. Please discuss the risk that your common stock will be subject to the penny stock rules.

We have had a history of net losses, page 6

8. The amounts of net income for the fiscal quarter ended March 31, 2007 and accumulated stockholders' deficit as of March 31, 2007 differ from the amounts disclosed in your financial statements. In addition, a total loss of $30,385 was incurred from inception through December 31, 2005, and not through December 31, 2006 as you have disclosed. Please revise.

Because we have a history of losses and have a working capital deficit, our…, page 6

       9. Please omit the third-to-last sentence of this risk factor, which states that you expect to break even with your operating costs for the year ended December 31, 2007. This statement tends to mitigate the risk that you discuss.

We are dependent on our officers and key personnel and the loss of any of…, page 7

      10. Please disclose the names of the key personnel upon whom you depend.

Our common stock currently has no substantial trading market and there is no…, page 8

      11. Please revise this risk factor's heading to make clear that your common stock is illiquid. Alternatively, please create a separate risk factor with a heading that states specifically that your common stock is illiquid.

We may not be able to attract the attention of major brokerage firms for…, page 8

      12. Please consider removing this risk factor, or revise to clarify that your stock is not currently covered by securities analysts and describe the likelihood of receiving this coverage.

Market for our Common Stock and Related Stockholder Matters, page 11

Market Information, page 11

      13. We note that your common stock has been quoted on the Pink Sheets only since March 2007. Please state the date when your stock began being quoted on the Pink Sheets and revise to provide additional high and low bid information for your common stock for each week since your stock began trading. Please also include all the information required by Item 201(a)(1)(ii) of Regulation S-B.

      14. Please include a discussion of the penny stock rules, either here or in another appropriate section of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results…, page 11

      15. Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

16. In this regard, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-B and SEC Release No. 33-8350.

17. Please state the fact that your auditors have issued a going concern opinion in this section and in your Business section.

18. We note your disclosure of operating expenses, net income, and cash provided by operating and financing activities for the three months ended March 31, 2007 on pages 11 and 12. Please revise to conform to the amounts reflected in the financial statements included in the filing.

Results of Operations, page 11

19. In this section and your Liquidity and Capital Resources subsection in particular, you discuss the changes in operation and cash flow amounts between your inception through fiscal year ended December 31, 2005 and your fiscal year ended December 31, 2006. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-B and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

- Your sales for the three months ended March 31, 2007 were $38,287 compared to your sales of $46,674 for the year ended December 31, 2006. Please disclose the factors causing your sales increase and why you believe you are developing a strong demand for your products.

- You state that your operating expenses are comprised primarily of general and administrative expenses, which include your corporate office, professional fees, and salaries and benefits. Please quantify these expenses that contributed to your overall operating expenses.

20. Please include a discussion and analysis of cost of goods sold. In doing so, please disclose the types of expenses included in cost of goods sold.

Liquidity and Capital Resources, page 12

21. Please revise your discussion of net cash provided by financing activities to describe in more detail your historical equity and debt financing arrangements and their importance to cash flows. Please also describe the accounts receivable financing arrangements referred to in the last sentence of the third paragraph.

Critical Accounting Policies, page 12

22. Please revise to direct readers to Note 1 to your financial statements, which is the footnote that describes your significant accounting policies.

Description of Business, page 13

Our History, page 13

23. You state that your predecessor company was "marginally profitable." Please explain what you mean by this phrase.

Our Business, page 13

24. Please thoroughly revise and expand this section to better describe your business. As examples only, and not an exhaustive list, please address the following:

- You state that your historic focus has been in the Denver metropolitan area, but you "plan to expand nationwide." Please describe further your expansion plans by discussing where in the nation you are planning to expand, how you are planning to expand, the costs in this expansion, and the extent if any of your expansion thus far.

- You state that "there can be no assurance that any of our objectives will be achieved." Please discuss the objectives that you are attempting to achieve.

- You state that your sole activities are to purchase used computer and technology products and refurbish them for resale. Please disclose from whom you purchase these computers and technology products, how you find the purchasers, typical profit margins for purchases after you resell the products, and any other information you deem material. See Item 101(b)(5) of Regulation S-B.

- Please identify any major suppliers or customers and describe any material agreements.

- Disclose whether you have enough cash to operate for the next 12 months without raising any additional financing.

25. In the second paragraph on page 14, you state that you upgrade the computer and technology products you refurbish "so that they function comparably to new products." Please discuss how you determine the level of functionality and whether you guarantee your resold products in any manner.

26. In the third paragraph on page 14, you state that you "utilize the expertise and existing business relationships of [y]our principal officers to develop opportunities." Please disclose the "expertise" and "existing business relationships" you discuss.

Competition, page 14

27. In discussing your competitive business conditions, please disclose the methods you use in competing with other, similar businesses. Also, please disclose your competitive position by discussing how you compare in size and method of competition to other, similar businesses. See Item 101(b)(4) of Regulation S-B.

Directors and Executive Officers, page 14

28. It appears as if Mr. Kasel has other employment presently. Please disclose whether Mr. Kasel and Mr. Capra are full-time employees. If not, please disclose the amount of time each spends per week engaged directly in your business operations and discuss how any other employment affects your

operations. In this regard, please revise your Employees subsection in your Description of Business section as applicable.

Executive Compensation, page 15

29. We note your disclosure that none of your officers or your director received or was entitled to receive remuneration in excess of $100,000 for the fiscal years ended December 31, 2004, 2005, or 2006. However, you still must provide the executive compensation information for individual or individuals serving as your principal executive officer, or person acting in a similar capacity, during the last completed fiscal year regardless of compensation level. See Item 402(a)(2)(i) and Instruction 1 to Item 402(a)(2) of Regulation S-B. Therefore, please provide all the information required by Item 402 of Regulation S-B for your principal executive officer, or person acting in a similar capacity.

Security Ownership of Certain Beneficial Owners and Management, page 16

30. We note that 275,000 of the 316,000 shares attributed to Mr. Block are owned in the name of Blockacre Enterprises. Please revise to include Blockacre Enterprises as a beneficial owner in the table and identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares held by Blockacre Enterprises, LLC in a footnote to the table.

Certain Relationships and Related Transactions, page 16

31. Please disclose whether your transactions with Bruce Capra were at arms length and whether the terms of the transactions were similar to those you would have received from an unaffiliated third party. If not, please disclose the difference between the terms of the transactions with Mr. Capra and those you would have received from an unaffiliated third party.

Selling Stockholders, page 17

32. In the footnotes to your selling stockholder table, please identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of your selling shareholders. Specifically, please provide this information for Kajen Corp. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

Experts, page 21

33. We note that your financial statements as of and for the three months ended March 31, 2007 are unaudited. Please revise accordingly.

Financial Statements, page F-1

34. Please include statements of operations and cash flows for the three months ended March 31, 2006. Refer to Item 310 (b) of Regulation S-B.

Statements of Operations, page F-4

35. Please revise the "gain (loss) from operations" line item caption to read as "income (loss) from operations."

36. We note that you disclose other income and expense on a net basis. Please revise to separately state interest income, interest expense and other income and expenses.

Statements of Stockholders' Equity, page F-5

37. Please revise the "gain (loss) for the year" line item captions to conform to the net income (loss) line item caption reflected in your statements of operations."

Notes to Financial Statements, page F-8

Note 1. Organization, Operations and Summary of Significant Accounting…, page F-8

38. Please revise to disclose the basis upon which inventory is stated and the method of determining cost. Refer to Chapters 3 and 4 of ARB 43. In addition, please disclose the types of expenses capitalized in inventories and the types of expenses included in the cost of goods sold and general and administrative line items in the statements of operations.

Revenue Recognition, page F-8

39. We note from your disclosure in products, services, geographic areas and major customers on page F-9 that you earn revenues from sale of computer hardware and consulting services. Please expand your disclosure to clarify when revenue from the sale of products and consulting services is recognized. For example, please address whether you recognize revenues from products when delivery occurs and revenues from services when services are rendered. Please also disclose your accounting policies for sales returns and allowances.

Note 2. Related Party Transactions, page F-11

40. We assume the amounts due the officer under the trade payable financing
    arrangement are classified as accounts payable in your balance sheets. If
    otherwise, tell us the balance sheet line item that includes amounts due the
    officer. Please also explain to us why financing provided by the officer
    should not be separately stated in your balance sheets and statements of cash
    flows as advances or loans from related parties.

Part II. Information Not Required in Prospectus, page II-1

Item 26. Recent Sales of Unregistered Securities, page II-1

41. Please disclose the facts you relied upon to sell your shares under the Section
    4(2) exemption on May 10, 2005 and facts you relied upon to sell your shares
    under the Rule 504 of Regulation D exemption on April 8, 2005. See Item
    701(d) of Regulation S-B.

Item 27. Exhibits, page II-3

42. Please confirm that you have filed all material agreements, or file them with
    your next amendment. In this regard, we note that you have not included any
    business agreements or agreements in connection with the debt owed to
    stockholders.

Item 28. Undertakings, page II-3

43. Please revise to include the undertakings in Item 512(a)(4) and (g)(2) of
    Regulation S-B.

Signatures

44. We note your signature block at the end of your document. Please note that
    the representation you made above these signatures relates only to your
    certification that you have reasonable grounds to believe that you meet the
    requirements for filing on Form SB-2. Only your principal executive officer
    is required to sign that representation on your behalf. Additionally, your
    principal executive officer, principal financial officer, principal accounting
    officer, and a majority of your board must sign the documents after the
    following representation: "In accordance with the requirements of the
    Securities Act of 1933, this registration statement was signed by the following
    persons in the capacities and on the dates stated." See the Instructions for
    Signatures section of Form SB-2.

Exhibit 5.1

    45. We note the second-to-last paragraph in your legal opinion that states the
following: "The Shares to be issued as covered by the Registration Statement
and registered by the Company, when issued in accordance with the terms and
conditions set forth in the Registration Statement, will be duly authorized,
validly issued, fully paid and nonassessable." The shares in the registration
statement have already been issued. Therefore, please revise this statement to
indicate that "when sold" the shares will be validly issued, fully paid and
nonassessable.

Exhibit 23.1

    46. The consent of your independent registered public accountant should be
revised to refer to the date of his report included in the filing. Please file a
revised consent in your next amendment.

<p style="text-align:center">*   *   *   *   *   *</p>

       As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        David Wagner & Associates, P.C.
        Via Facsimile